FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2008

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated February 28, 2008- Logan Resources Ltd. Retains Investor Relations Service Provider

2.

Logan Resources Ltd.’s Interim Financial Statements and Management Discussion and Analysis for the Nine Months Ended December 31, 2008

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date: March 7, 2008

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Thursday February 28, 2008

LOGAN RESOURCES RETAINS INVESTOR RELATIONS SERVICE PROVIDER

NOT FOR DISSEMINATION IN THE UNITED STATES OR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Vancouver – Thursday, February 28, 2008 - Logan Resources Ltd. (the “Company”) (TSXV:LGR) is pleased to announce that it has retained Earl Hope to provide investors relations services on a part-time (50%) basis for a period of twelve months, effective March 1, 2008.  Mr. Hope shall be paid the sum of $3,000 per month and has been granted 100,000 incentive stock options under the Company’s stock option plan. The options are exercisable at a price of $0.20 share for a period of two years and 25% of the options shall vest on dates that are three, six, nine and twelve months following the date of grant.

Mr. Hope has served over 29 years as a financial advisor with Westcoast Securities, Midland Capital Inc., and Canaccord Capital Corp.; specializing in financing, underwriting and IPOs.  In addition, Mr. Hope has over eight years of investor relations experience in a number of industry sectors including mining and oil & gas exploration.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

For Further Information Please Contact:

Seamus Young, President & CEO

syoung@loganresources.ca

T: 604-689-0299 x 223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)

     INTERIM FINANCIAL STATEMENTS
NINE MONTHS ENDED DECEMBER 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the nine-month period ended December 31, 2007 have not been reviewed by the Company’s auditors.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
INTERIM BALANCE SHEETS

(UNAUDITED – PREPARED BY MANAGEMENT)

	December 31	March 31
	2007	2007
	-$-	-$-
A S S E T S
CURRENT ASSETS
Cash	62,676	923,763
Cash committed for mineral exploration	2,992,500	-
Short-term investment	-	160,259
Short-term investments committed for mineral exploration	-	1,839,741
Amounts receivable	317,097	399,278
Marketable securities	142,720	87,080
Prepaid expenses	75,135	492,683
Due from related parties (Note 9)	60,004	303,339
	3,650,132	4,206,143
PROPERTY BONDS	5,000	5,000
CAPITAL ASSETS (Note 3)	322,634	38,284
MINERAL INTERESTS (Note 4)	6,934,897	4,124,379
	10,912,663	8,373,806
L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable and accruals	213,256	103,739
Due to related parties (Note 9)	78,296	53,254
	291,552	156,993
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 5)	13,033,929	10,705,182
CONTRIBUTED SURPLUS (Note 8)	1,059,993	808,555
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	55,640	-
DEFICIT	(3,528,451)	(3,296,924)
	10,621,111	8,216,813
	10,912,663	8,373,806

APPROVED BY THE DIRECTORS

Signed: “Seamus Young”

Signed: “Judith Mazvihwa”

- See Accompanying Notes -

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF COMPREHENSIVE LOSS AND DEFICIT

(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2007	2006	2007	2006
	-$-	-$-	-$-	-$-

EXPENSES
Administration salaries	61,627	61,937	155,289	216,734
Amortization	107,526	3,092	116,130	9,278
Management fees	15,000	15,000	45,000	45,000
Office and miscellaneous	30,041	21,680	106,495	85,940
Professional fees	30,748	21,695	63,195	71,453
Transfer agent and filing fees	25,395	8,988	35,495	46,655
Business development	77,421	49,046	180,671	163,107
Stock based compensation	-	(4,744)	240,056	146,015
	347,758	176,694	942,331	784,182

LOSS BEFORE OTHER INCOME	(347,758)	(176,694)	(942,331)	(784,182)

OTHER INCOME (EXPENSE)
Airborne Revenue	68,520	-	68,520	-
Gain on sale of marketable securities	-	59,465	-	160,129
Interest income	4,909	25,950	48,381	106,052
Impairment of mineral properties	(28,615)	-	(427,138)	-
Impairment loss on marketable securities	-	-	-	(3,950)

NET LOSS BEFORE INCOME TAXES	(302,944)	(91,279)	(1,252,568)	(521,951)
Future income tax recovery	1,021,041	-	1,021,041	-

NET INCOME/ (LOSS) FOR PERIOD	718,097	(91,279)	(231,527)	(521,951)

DEFICIT, BEGINNING OF PERIOD	(4,246,548)	(4,621,186)	(3,296,924)	(4,190,514)

DEFICIT, END OF PERIOD	(3,528,451)	(4,712,465)	(3,528,451)	(4,712,465)

NET INCOME/ (LOSS) PER SHARE	0.020	(0.003)	(0.007)	(0.017)

WEIGHTED AVERAGE SHARES
OUTSTANDING	36,510,388	32,207,559	35,537,789	30,738,396

SUPPLEMENTAL COMPREHENSIVE LOSS INFORMATION

Net Income/(Loss)	718,097	(231,527)
Increase/(Decrease) in fair value of
available for sale securities	6,560	(40,940)
Comprehensive Income/(Loss)	724,657	(272,467)

- See Accompanying Notes -

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended December 31		Nine Months Ended
			December 31
	2007	2006	2007	2006
	-$-	-$-	-$-	-$-

Operating Activities:
Net income/(loss) for the period	718,097	(91,279)	(231,527)	(521,951)
Items not involving cash:
Amortization	107,526	3,092	116,130	9,278
Future income tax recovery	(1,021,041)		(1,021,041)
Gain on sale of marketable securities	-	(59,465)	-	(160,129)
Impairment loss on marketable securities	-	-	-	3,950
Impairment loss on mineral interests	28,615		427,138
Stock-based compensation	-	(4,744)	240,056	146,015

Changes in non-cash working capital
Amounts receivable	27,067	21,326	114,580	(71,918)
Prepaid expenses	2,011	(275,600)	417,548	(308,433
Accounts payable and accrued liabilities	107,075	(250,5620	109,517	33,095
Due from related parties	19,632	10,113	93,302	(537)
Due to related parties	(22,184)	(34,399)	25,042	(132,235)
Net cash provided by/(used in) operating
activities	(33,202)	(681,518)	290,745	(1,002,865)

Investing Activities:
Proceeds of short term investments	-	-	2,000,000	50,000
Proceeds on sale of marketable securities	-	65,465	-	178,129
Equipment advance-Due from related
parties	301,400	-	150,033
Acquisition of property and equipment	(301,400)	-	(400,480)	(19,206)
Acquisition of and expenditures on mineral
properties	(394,328)	(359,965)	(2,992,855)	(1,688,751)
Net cash used in investing activities	(394,328)	(294,500)	(1,243,302)	(1,479,828)

Financing Activities:
Proceeds from issuance of shares	3,235,000	525,500	3,235,000	5,610,075
Share issuance costs	(151,030)	(22,210)	(151,030)	(167,344)
Share subscriptions received	-	-	-	130,000
Net cash provided by financing activities	3,083,970	503,290	3,083,970	5,572,731

Increase (decrease) in cash during period	2,656,440	(472,728)	2,131,413	3,090,038

Cash at beginning of period	398,736	4,079,271	923,763	516,505

Cash at end of period	3,055,176	3,606,543	3,055,176	3,606,543

Cash and Cash Equivalents consist of:
Cash	62,676	880,245	62,676	880,245
Cash committed for mineral exploration	2,992,500	2,726,298	2,992,500	2,726,298
	3,055,176	3,606,543	3,055,176	3,606,543

Non-cash Investing and Financing Activities
Shares for property options	112,000	190,000	277,200	228,000
Issuance of shares for finders’ fees	79,750	233,750	79,750	233,750
Supplementary disclosures:
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-

- See Accompanying Notes -

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS NINE
MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for financial statements and on a basis consistent with the policies set out in the Company’s annual audited financial statements for the year ended March 31, 2007. However, certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended March 31, 2007.

a)	Marketable Securities

The carrying amount of marketable securities is reduced to market value when the decline in value is other than temporary. As at December 31, 2007, the fair market value of the securities held was $142,720 (March 31, 2007 -$277,010).

b)	Financial Instruments

On July 1, 2007, the Company adopted CICA Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new standards increased harmonization between U.S. and Canadian GAAP.

Under U.S. and Canadian GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Prior to adopting Section’s 3855 and 1530, these investments were carried at their original cost less provisions for impairment under Canadian GAAP. Upon adoption, the Company recorded a retroactive balance representing the unrealized gains on available- for-sale securities of $96,580 at July 1, 2007 as accumulated comprehensive income.

The change in the fair market value of available-for-sale securities was $40,940 for the six month period ended December 31, 2007, since the policy changed and was a component of comprehensive loss.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS NINE
MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Property and equipment

Property and equipment is recorded at cost, less accumulated amortization. Amortization is calculated on a straight-line basis over their estimated useful lives at the following annual rates:

Automotive	33%
Computer equipment	25%
Field equipment	25%
Office furniture and equipment	20%
Field equipment - Airborne Based on usage – Daily rate of 15% of cost per 30 days

d)	Flow-through shares

The Company follows the recommendations of EIC 146 with respect to flow-through shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unrecognized tax losses or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these future income tax assets, a portion of such unrecognized losses is recorded as tax recovery up to the amount of the future income tax liability that would otherwise have been recognized on the renounced expenditures.

3.	CAPITAL ASSETS

				March 31
	December 31, 2007			2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	-$-	- $-	- $-	- $-

Automotive	33,080	4,094	28,986	10,102
Computer equipment	3,254	3,151	103	713
Field equipment	38,116	9,441	28,675	17,934
Field equipment – Airborne	285,500	102,780	182,720	-
Storage facility	75,000	-	75,000	-
Office furniture and equipment	12,438	6,153	6,285	8,151
Software	2,769	1,904	865	1,384

	450,157	127,523	322,634	38,284

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS NINE
MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS

A summary of expenditures incurred relating to the Company’s mineral interests is as follows:

		December 31	9 month	March 31
		2007	expenditures	2007
		- $-	- $-	- $-
a)	Albert Creek, British Columbia
	Acquisition costs	155,957	115,200	40,757
	Exploration costs	148,058	-	148,058
	Assay	8,419	203	8,216
	Equipment rental	4,600	-	4,600
	Geologist	820	-	820
	Helicopter	13,365	-	13,365
	Licenses and permits	312	-	312
	Line cutting	47,811	-	47,811
	Miscellaneous	4,030	-	4,030
	Supervision	11,250	2000	9,250
	Surveys	8,585	-	8,585
	Transportation	1,906	-	1,906
	Recoveries	(100,000)	-	(100,000)
	Tax credits	(40)	-	(40)
		305,073	117,403	187,670
b)	Antler Creek, British Columbia
	Acquisition costs	28,773	-	28,773
	Exploration costs	28,899	-	28,899
	Assay	121	-	121
	Filing and recording	14,686	642	14,044
	Geophysical	12,243	1,950	10,293
	Miscellaneous	139	139	-
	Mobilization	13,360	13,360	-
	Supervision	4,500	3,000	1,500
	Surveys	3,405	-	3,405
	Support wages	1,865	1,865	-
	Tax credits	(17,710)	(16,269)	(1,441)
		90,281	4,687	85,594
c)	Carswell, Saskatchewan
	Exploration costs	-	-	-
	Mapping	1,250	-	1,250
	Supervision	12,500	3,500	9,000
	Option payments received	(43,000)	-	(43,000)
	Gain on option payments received	32,750	-	32,750
		3,500	3,500	-
d)	Cheyenne Gold, Yukon
	Acquisition costs	304,855	56,000	248,855
	Exploration costs		-	-
	Accommodation & meals	3,629	-	3,629
	Assay	6,174	-	6,174
	Camp supplies	2,580	-	2,580
	Equipment rental	3,000	-	3,000
	Fuel	22,931	-	22,931
	Geologist	53,109	4,094	49,015
	Geophysics	45,031	35,693	9,338
	Helicopter	28,332	-	28,332
	License permits & filing	500	-	500
	Mapping	8,107	-	8,107
	Miscellaneous	1,904	444	1,460
	Supervision	16,312	3,000	13,312
	Support wages	2,530	-	2,530
	Surveys	3,185	-	3,185
	Transportation	5,149	-	5,149
	METC claim	(12,175)	-	(12,175)
		495,153	99,231	395,922

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		December 31	9 month	March 31
		2007	expenditures	2007
		- $-	- $-	- $-
e)	Heidi, Yukon
	Acquisition costs	440,129	69,625	370,504
	Exploration costs	49,768	-	49,768
	Accommodation & meals	136,342	49,498	86,844
	Assay	38,548	32,641	5,907
	Camp supplies	29,285	14,728	14,557
	Diamond drilling	484,733	425,323	59,410
	Equipment rental	12,708	12,708	-
	Fuel	275,852	208,495	67,357
	Geologist	172,475	74,497	97,978
	Geophysics	162,690	162,690	-
	Helicopter	600,792	279,904	320,888
	Licenses and permits	7,706	5,206	2,500
	Mapping	1,324	601	723
	Miscellaneous	21,337	15,382	5,955
	Supervision	28,096	11,250	16,846
	Surveys	1,545	-	1,545
	Transportation	56,912	46,185	10,727
	Wages	156,047	114,670	41,377
	METC claim	(82,507)	-	(82,507)
		2,593,782	1,523,403	1,070,379
f)	Redford, British Columbia
	Acquisition costs	32,288	-	32,288
	Exploration costs	260,043	-	260,043
	Accommodation & meals	453	453
	Assay	363	-	363
	Fuel	227	227	-
	Mapping	1,090	1,090	-
	Supervision	3,250	1,000	2,250
	Transportation	130	130	-
		297,844	2,900	294,944
g)	Shell Creek Yukon
	Acquisition costs	480,604	58,523	422,081
	Exploration costs	107,368	-	107,368
	Accommodation & meals	155,369	54,395	100,974
	Assay	114,129	46,790	67,339
	Camp supplies	50,175	15,995	34,180
	Diamond drilling	578,026	418,515	159,511
	Equipment rental	20,448	5,967	14,481
	Filing fees	28,287	6,849	21,438
	Fuel	119,934	52,401	67,533
	Geochem surveys	15,516	-	15,516
	Geologist	347,825	195,615	152,210
	Geophysics	115,582	101,972	13,610
	Helicopter	722,148	247,067	475,081
	Licenses and permits	10,976	7,576	3,400
	Line cutting	13,400	-	13,400
	Mapping	3,177	1,141	2,036
	Miscellaneous	41,644	24,960	16,684
	Mobilization	3,468	-	3,468
	Supervision	54,259	12,500	41,759
	Surveys	143,206	-	143,206
	Travel	86,844	35,155	51,689
	Wages	148,681	116,308	32,373
	METC claim	(211,893)	(16,130)	(195,763)
		3,149,173	1,385,599	1,763,574

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		December 31	9 month	March 31
		2007	expenditures	2007
		- $-	-$ -	- $-
h)	May Creek, Yukon
	Acquisition costs	80,576	2,576	78,000
	Accommodation & meals	9,298	9,298	-
	Assay	1,753	1,753	-
	Camp supplies	2,463	2,463	-
	Diamond drilling	94,228	94,228	-
	Fuel	38,781	38,217	564
	Geologist	12,871	10,125	2,746
	Geophysics	475	-	475
	Helicopter	149,006	144,131	4,875
	Mapping	515	-	515
	Miscellaneous	406	406	-
	Supervision	7,250	4,500	2,750
	Travel	1,250	1,250	-
	Wages	808	808	-
	METC claim	(1,114)	-	(1,114)
	Property abandoned	(398,566)	(398,566)	-
		-	(88,811)	88,811
j)	Turn River, Yukon
	Acquisition costs	370,469	132,984	237,485
	Option payment received	(370,469)	(370,469)	-
	Net acquisition costs	-	(237,485)	237,485
	Miscellaneous	91	91	-
		91	(237,394)	237,485
k)	Englishman, Yukon
	Acquisition costs	22,000	22,000	-
	Geophysics	4,172	4,172	-
	Licenses & permits	400	400	-
	Supervision	2,000	2,000	-
	Property abandoned	(28,572)	(28,572)	-
		-	-	-

Total Exploration Expenditures		6,934,897	2,810,518	4,124,379

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS NINE
MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

a)	Albert Creek Property (Liard Mining Division, B.C.)

Pursuant to an option agreement with two individuals, including the President of the Company, the Company owns the right to earn a 100% interest, subject to a 2% net smelter royalty (“NSR”), in fifteen mineral claims (159 units). This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. The second stage (24%) has been completed by issuing 240,000 shares at a fair value of $0.10 per share, and incurring a further $100,000 of exploration expenditures. The third stage (25%), was completed by issuing 360,000 shares. The Company has the right to acquire 50% of the NSR royalty by paying $1,000,000 to the Optionors.

b)	Antler Creek Property (Cariboo Mining Division, B.C.)

The Antler Creek property consists of 49 claims representing 64 units. The Company holds a 100% interest in the property, subject to a 2% NSR royalty, held by two individuals of which one is the son of the President of the Company.

c)	Carswell Property (Saskatchewan)

In fiscal 2005, the Company staked 2 claims covering a total area of 7,552 hectares on the Carswell Dome Formation, Saskatchewan.

Pursuant to an option agreement dated March 2, 2005, the Company granted an option to a third party to earn a 50% interest in the Carswell Property.

To earn this interest the Optionee paid $25,000 cash and must issue 200,000 of its shares and incur a total of $300,000 in exploration expenditures as follows:

Share consideration to be made:

(i )       100,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
(ii)       a further 50,000 shares to be issued on or before March 14, 2006 (issued) and
(iii)      a further 50,000 shares to be issued on or before March 14, 2007 (issued).

Exploration expenditures to be incurred:

(i)	$25,000 on or before March 14, 2006 (incurred);
(ii)	a further $50,000 on or before March 14, 2007 (incurred);
(iii)	a further $75,000 on or before March 14, 2008 and
(iv)	a further $150,000 on or before March 14, 2009.

Upon completion of the above expenditures a joint venture will be entered into between the parties.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS NINE
MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

d)	Cheyenne Property (Mayo Mining District, Yukon Territory)

The Cheyenne property consists of 364 mineral claims in the Mayo Mining District, Yukon Territory. The Company holds a 100% interest in the property, subject to a 2% NSR royalty. In order to exercise the option the Company must pay $300,000, issue 1,000,000 common shares and incur $500,000 of exploration expenditures, all in stages over a period of four years as follows:

Cash considerations to be made:

(i )      $10,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);
(ii)      a further $40,000 paid on or before June 21,2006 (paid);
(iii)     a further $50,000 to be paid on or before December 23, 2006 (paid);
(iv)     a further $60,000 to be paid on or before December 23, 2007 (subsequently paid);
(v)      a further $70,000 to be paid on or before December 23, 2008;
(vi)     a further $70,000 to be paid on or before December 23, 2009.

Share considerations to be made:

(i)	200,000 shares issued within 5 days of TSX Venture Exchange approval (issued);
(ii)	200,000 shares to be issued on or before December 23, 2006 (issued);
(iii)	200,000 shares to be issued on or before December 23, 2007 (issued);
(iv)	200,000 shares to be issued on or before December 23, 2008; and
(v)	200,000 shares to be issued on or before December 23, 2009.

Exploration expenditures to be incurred:

(i)	$100,000 in 2007 (incurred);
(ii)	$100,000 in 2008;
(iii)	$150,000 in 2009; and
(iv)	$150,000 in 2010.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor prior to the Commercial Production Date, for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

If the property is not in production by March 1, 2015, advance royalty payments will be made as follows:

(i)	$25,000 on March 1, 2015;
(ii)	$25,000 on March 1, 2016;
(iii)	$25,000 on March 1, 2017; and
(iv)	$25,000 on March 1, 2018.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

e)	Heidi Property (Mayo Mining District, Yukon Territory)

The Heidi property consists of 220 mineral claims in the Mayo Mining District, Yukon Territory. A total of 200 claims were acquired through staking and the remaining 20 are held pursuant to an option agreement dated April 8, 2003 that gives the Company the right to acquire a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

(i)	$15,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);
(ii)	a further $10,000 paid on or before July 15, 2003 (paid);
(iii)	a further $15,000 paid on or before January 15, 2004 (paid);
(iv)	a further $15,000 paid on or before July 15, 2004 (paid);
(v)	a further $17,500 paid on or before January 15, 2005 (paid);
(vi)	a further $17,500 paid on or before July 15, 2005 (paid);
(vii)	a further $20,000 paid on or before January 15, 2006 (paid);
(viii)	a further $20,000 to be paid on or before July 15, 2006 (paid);
(ix)	a further $25,000 to be paid on or before January 15, 2007 (paid); and
(x)	a further $25,000 to be paid on or before July 15, 2007 (paid).

Share considerations to be made:

(i)	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
(ii)	100,000 shares issued on or before July 15, 2003 (issued);
(iii)	50,000 shares issued on or before January 15, 2004 (issued);
(iv)	50,000 shares issued on or before July 15, 2004 (issued);
(v)	100,000 shares issued on or before January 15, 2005 (issued);
(vi)	100,000 shares issued on or before July 15, 2005 (issued);
(vii)	100,000 shares issued on or before January 15, 2006 (issued);
(viii)	100,000 shares to be issued on or before July 15, 2006 (issued);
(ix)	150,000 shares to be issued on or before January 15, 2007 (issued); and
(x)	150,000 shares to be issued on or before July 15, 2007 (issued).

Exploration expenditures to be incurred:

(i)	$75,000 by April 8, 2004 (date extended by the Optionor);
(ii)	$175,000 in aggregate by April 8, 2005 (date extended by the Optionor);
(iii)	$300,000 in aggregate by April 8, 2006 (incurred);
(iv)	$450,000 in aggregate by April 8, 2007 (incurred); and
(v)	$600,000 in aggregate by April 8, 2008 (incurred).

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price $2,000,000 and the right of first refusal on the remaining 50%.

f)	Redford Property (Alberni Mining Division, B.C.)

The Company has a 100% interest in 25 claims (432 units) in the Alberni Mining Division, B.C.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS NINE
MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

g)	Shell Creek Property (Dawson Mining District, Yukon Territory)

The Shell Creek property consists of 656 mineral claims in the Dawson Mining District, Yukon Territory. A total of 586 claims were acquired through staking and the remaining 70 are held pursuant to an option agreement dated January 1, 2003, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

(i)      $10,000 paid to cover certain expenditures (paid);
(ii)     a further $15,000 paid upon acceptance of the option agreement by the TSX Venture Exchange (paid);
(iii)    a further $25,000 paid on or before January 1, 2004 (paid);
(iv)     a further $30,000 paid on or before January 1, 2005 (paid);
(v)      a further $35,000 paid on or before January 1, 2006 (paid); and
(vi)     a further $40,000 to be paid on or before January 1, 2007 (paid).

Share considerations to be made:

(i)      100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
(ii)     a further 100,000 shares issued on or before July 1, 2003 (issued);
(iii)    a further 200,000 shares issued on or before January 1, 2004 (issued);
(iv)     a further 100,000 shares issued on or before January 1, 2005 (issued);
(v)      a further 100,000 shares issued on or before January 1, 2006 (issued);
(vi)     a further 200,000 shares to be issued on or before January 1, 2007 (issued); and
(vii)   a further 200,000 shares to be issued on or before January 1, 2008 (issued).

Exploration expenditures to be incurred:

(i)	$150,000 before January 1, 2004 (incurred);
(ii)	$350,000 in aggregate before January 1, 2005 (incurred);
(iii)	$650,000 in aggregate before January 1, 2006 (incurred);
(iv)	$1,050,000 in aggregate before January 1, 2007 (incurred); and
(v)	$1,550,000 in aggregate before January 1, 2008 (incurred).

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

h)	May Creek Property (Mayo District, Yukon Territory)

During the period, the Company terminated its Option Agreement dated August 1, 2006. Accordingly all related expenditures have been written off as at December 31, 2007.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS NINE
MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

i)	Turn River Property, ( Cassiar Plateau, Yukon Territory)

During February 2007 the Company and International KRL Resources Corp., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims, covering 46,941 hectares, which includes twelve distinct project areas.

During the period the Company and International KRL Resources Corp., acquired 50% each, by additional staking in the Cassiar Plateau, Yukon Territory, 1,307 claims.

The Turn River property now consists of 3,527 claims in total, which includes twelve distinct project areas. The Company received $370,469 in recovery of it’s acquisition costs from a non-related company pursuant to earn a 50% share in the Turn River Property.

The Company has signed an agreement with a non-related company granting the company the option to earn a 50% interest in the Turn River Project for $7.5 million in staged exploration expenditures. The company has assigned its option to another company.

The exploration expenditures will be staged as follows:

(i)     $1 million in year 1;
(ii)    $1 million in year 2;
(iii)   $1.5 million in year 3;
(iv)    $2 million in year 4; and
(v)     $2 million in year 5.

j)	Englishman Property, (Watson Lake, Yukon Territory)

During the period, the Company terminated its Option Agreement dated January 25, 2007. Accordingly all related expenditures have been written off at December 31, 2007.

5.	SHARE CAPITAL

Authorized

100,000,000 common shares without par value

Issued and outstanding:

	# of shares	-$-

Balance - March 31, 2006	21,581,863	6,370,101
Issued during fiscal 2007 for:
Cash:
Flow-through brokered private placement	6,250,000	3,437,500
Non-flow-through brokered private placement	1,250,000	625,000
Non-flow-through private placement	1,000,000	500,000
Flow-through private placement	1,270,000	508,000
Stock options exercised	225,000	90,000
Warrants exercised	1,706,000	640,850
Mineral property option payments	800,000	285,000
Finders’ fees	467,500	233,750
Agent warrants	-	(266,685)
Share issuance costs	-	(428,721)
Fair value of stock options exercised transferred from contributed surplus	-	54,416
Flow-through shares renunciation	-	(1,344,029)

Balance – March 31, 2007	34,550,363	10,705,182

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL (Continued)

	# of shares	- $-

Balance – March 31, 2007	34,550,363	10,705,182

Issued during period ending December 31, 2007 for:
Cash:
Flow-through private placement	7,500,000	3,000,000
Non-flow-through private placement	671,428	235,000
Mineral property option payments	960,000	277,200
Finders’ fees	299,000	79,750
Agent warrants	-	(11,382)
Share issuance costs	-	(230,780)
Flow-through shares renunciation		(1,021,041)

Balance – December 31, 2007	43,980,791	13,033,929

For the period ended December 31, 2007:

(a)	On December 18 and 20, 2007 the Company issued 7,500,000 flow-through units through a non-brokered private placement at a price of $0.40 per unit for total proceeds of $3,000,000. Each flow-through unit consists of one flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.50 per share for a period of eighteen months.

On December 18 and 20, 2007 the Company also issued 671,428 non-flow-through units through a non- brokered private placement at a price of $0.35 per unit for total proceeds of $235,000. Each non-flow-through unit consists of one non-flow-through common share and one non-flow-through share purchase warrant with one share purchase warrant exercisable at a price of $0.45 per share for a period of eighteen months.

In connection with the private placement, the Company paid $230,780 in finders’ fees, consisting of $138,120 in cash, issued 299,000 non-flow-through finder’s shares valued at $79,750 and legal fees of $12,910. The company also issued 149,500 finder’s warrants. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.50 per share for up to eighteen months. The fair value of the warrants recorded as finders’ fees and calculated under the Black-Scholes model was $11,382 and recorded as a share issuance cost.

(b)	Pursuant to the mineral property option agreements, the Company issued 960,000 shares at fair value ranging from $0.22 to $0.34 per share for a total fair value of $277,200.

(c)	Of the shares issued during 2007, 7,500,000 were issued on a flow-through basis whereby the Company is committed to spend $2,992,500 of Canadian exploration expenditures (“CEE”) over two years and has renounced this amount to the shareholders. The value of the flow-through renunciation was $1,021,041.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS NINE
MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL (Continued)

For the year ended March 31, 2007:

(a)	On April 25, 2006 the Company issued 6,250,000 flow-through units through a brokered private placement at a price of $0.55 per unit. Each flow through unit consists of one flow-through common share and one half non-flow- through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

On April 25, 2006, the Company also issued 1,250,000 non-flow-through-units through a brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

In connection with the private placement, the Company paid $102,500 in finders’ fees, issued 445,000 non- flow through finder’s units with the same terms and conditions as the financing and 750,000 finder’s warrants. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.70 per share for up to eighteen months. The fair value of the share portion of the finder’s units are $222,500 recorded as finders’ fees and $60,942 for the warrant portion calculated under the Black-Scholes model, recorded as a share issuance cost. The fair value of the finder’s warrants under the Black-Scholes model was $195,423, recorded as a share issuance cost.

(b)	On May 1, 2006 the Company issued 1,000,000 non-flow-through-units through a non-brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months. In connection with the private placement, the Company paid $6,000 and issued 22,500 non-flow-through common shares at a fair value of $0.50 per share as finders’ fees.

(c)	On December 22, 2006 the Company issued 1,270,000 flow-through units through a private placement at a price of $0.40 per unit. Each flow-through unit consists of one share and one quarter non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.60 per share for a period of twelve months. In connection with the private placement, the Company paid $30,480 in finders’ fees and issued 125,000 finder’s warrants with the same terms and conditions as the financing. The fair value of the finder’s warrants under the Black-Scholes model was $10,320, recorded as a share issuance cost.

(d)	In the current year 225,000 options were exercised at $0.40 per share for proceeds of $90,000. The fair value when granted of $54,416 was transferred to share capital from contributed surplus to reflect the exercise of these options.

(e)	In the current year 1,706,000 warrants were exercised at prices ranging from $0.35 to $0.40 per share for proceeds of $640,850.

(f)	Pursuant to the mineral property option agreements, the Company issued 800,000 shares at fair value ranging from $0.30 to $0.38 per share for a total fair value of $285,000.

(g)	Of the shares issued during 2006, 7,520,000 were issued on a flow-through basis whereby the Company is committed to spend $3,939,123 of Canadian exploration expenditures (“CEE”) over two years and has renounced this amount to the shareholders.

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS NINE
MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

6.	STOCK OPTIONS

At December 31, 2007, the following stock options were outstanding

Number of	Exercise Price
Options	$	Expiry date

650,000	0.50	February 01, 2008
150,000	0.50	March 03, 2008
100,000	0.50	May 26, 2008
525,000	0.70	May 26, 2008
100,000	0.35	September 18, 2008
650,000	0.37	March 23, 2009
200,000	0.40	April 30, 2009
825,000	0.45	September 28, 2009

3,200,000

The fair value for 1,025,000 stock options granted totalled $240,056 in this period was estimated using the Black- Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate	4.54% - 4.10%
Term of options	2 Years
Volatility	85% - 94%

7.	SHARE PURCHASE WARRANTS

At December 31, 2007, the following share purchase warrants were outstanding

Number of	Exercise Price
Warrants	$	Expiry date

3,750,000	0.70	April 24, 2008
500,000	0.70	April 30, 2008
671,428	0.45	June 19, 2009
3,899,500	0.50	June 19, 2009

8,820,928

The Company recognized a share issuance cost for the fair value of agent’s warrants issued as finder’s fees in connection with private placements. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate fair values of warrants issued assuming no expected dividends and the following weighted average assumptions:

Interest rate	4.17%
Term of warrants	1.50 Years
Volatility	93%

The weighted average fair value for the 149,500 agent warrants issued totaled $11,382 for the period (2007 –266,685).

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

8.	CONTRIBUTED SURPLUS

The following table summarizes the Company’s contributed surplus:

Amount
$
Balance, March 31, 2006	296,818
Fair value of stock options granted	299,467
Fair value of agents warrants	266,686
Fair value of stock options exercised, transferred to share capital	(54,416)
Balance, March 31, 2007	808,555
Fair value of agents warrants	11,382
Fair value of stock options granted	240,056
Balance, December 31, 2007	1,059,993

9.	RELATED PARTY TRANSACTIONS AND BALANCES

		December 31	December 31
		2007	2006
		- $-	- $-
(a)	Transactions during period:
	Management fees paid to a company controlled by a Director	45,000	45,000
	Property supervision fees paid to a company controlled by a Director	45,000	48,026
	Rent paid to a company with common officers and directors	24,802	20,625
		114,802	113,651
	The Company incurred certain charges from a company controlled by the
	President. These charges have been recorded as exploration expenses and
	general and administration expenses as follows:
	Amounts charged to mineral interests	664,856	-
	Amounts charged to general and administration expenses	83,705	-
		748,561	-

LOGAN RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
NINE MONTH ENDED DECEMBER 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

9.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(b)	Balances:

	December 31,	March 31,
	2007	2007
	- $-	- $-
Due to related parties:
Due to the President of the Company and is non-interest bearing,
unsecured and due on demand	-	52,500
Amounts due to a company with officers and directors in common which represent accumulated costs for shared expenses. This amount is non-
interest bearing, unsecured and due on demand. (Subsequently Paid)	78,296	754

Due to related parties:	78,296	53,254

Due from related parties:
Amounts advanced to newly formed Joint Venture: See (i) below.	41,092	-
Amounts due from a company, controlled by a director for charges relating to:

Mineral expenditures and general administration costs (Received)	18,912	153,306
Purchase of equipment	-	150,033

Due from related parties:	60,004	303,339

(i)	A newly formed joint venture, owned 50% by Logan and 50% by International KRL Resources Corp. was formed for use of geophysical equipment by the Company and International KRL Resources Corp. on their exploration projects. This new joint venture charges for the use of the equipment at standard rates.

The above amounts are non-interest bearing, unsecured and payable on demand.

10.	SUBSEQUENT EVENTS

Finder’s fees were paid by the Company and another company, in the form of shares, to a relative of a director, in connection with the Turn River option agreement. On January 31, 2008 the Company issued 58,000 shares at fair value of $0.20 per share for a total fair value of $11,600.

11.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

Logan Resources Ltd.

Management Discussion and Analysis
(MD&A)

For the Nine Months Ended December 31, 2007

(Prepared by Management on February 22, 2008)

(Un-audited)

INTRODUCTION

The following management discussion and analysis of the financial position of Logan Resources Ltd. (“Company”) and its 50%   owned Joint Venture and results of operations should be read in conjunction with the interim unaudited financial statements and  accompanying notes for the nine months  ended December 31, 2007. The interim unaudited financial statements together with the  following management discussion and analysis are intended to provide readers with a reasonable basis for assessing the financial  performance of the Company as well as forward-looking statements relating to potential future performance. All statements, other than  those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and  reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks  and uncertainties. There can be no assurance such statements will prove accurate and actual results and future events could differ  materially from those anticipated in such statements.

Readers of this management discussion and analysis are also advised to read the Company’s audited financial statements for the year  ended March 31, 2007.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. was incorporated in the Province of British Columbia. The Company is engaged in the acquisition, exploration  and development of mineral properties in British Columbia, Saskatchewan and the Yukon Territory. The Company is a reporting  issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol LGR.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for  operations is raised primarily through public and private share offerings. Future operations and the Company’s ability to meet mineral  property option commitments are dependent on the Company’s ability to raise sufficient funding through share offerings or operations  to support current and future expenditures. At December 31, 2007, the Company had working capital of $3,358,580.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring  mineral interests into profitable production, or recovery from sale.

The interim unaudited financial statements have been prepared on a going concern assumption which contemplates the Company will  continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern  assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the nine-month period, the Company raised $3,235,000 from a private placement of 7,500,000 flow-through units at $0.40 per  unit and 671,429 non flow-through units at $0.35 per unit. Pursuant to the mineral property option agreements, the Company issued  960,000 shares at fair values ranging from $0.22 to $0.34 per share for a total fair value of $277,500. A total of $2,992,855 was spent  on mineral interest acquisition and exploration expenditures. In the period ending December 31, 2007, administration expenses  amounted to $942,331 before interest received of $48,381. The administration expense includes stock based compensation of  $240,056, which is a non cash expense. There was a net increase in cash during the period of $2,131,413.

RESULTS OF OPERATIONS

Net loss after income tax for the nine month period was $231,527 compared with $521,951 for the same period in the prior year,  reflecting an overall improvement and decrease in loss of $290,424. Significant line item changes were as follows:

  A provision for income tax recoveries of $1,021,041 was made reducing the losses for the nine month period ending December 31, 2007
  Stock-based compensation increased by $94,041, as more stock options were issued as an incentive to improve performance
  Impairment of mineral property $427,138 was due to the termination of the May Creek and Englishman property options
  Amortization increased by $106,852 due to the amortization of geophysical equipment owned by the Company’s Joint Venture

A

2

SUMMARY OF QUARTERLY RESULTS

	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Net income (loss)	718,097	(768,756)	(180,868)	71,512	(91,279)	(231,111)	(199,561)	(106,085)
Net income (loss) per share	0.020	(0.022)	(0.005)	0.002	(0.003)	(0.007)	(0.007)	(0.005)

LIQUIDITY

On December 31, 2007 the Company had  working capital of $3,358,580 which  management considers sufficient to continue  operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now  stand. The Company will be seeking further funds, from private placement financings, to meet these commitments or may seek  extensions to the exploration expenditure schedule.  Also, in the longer term, in order to continue operations, and in particular, to  fund  ongoing expenditure commitments as set out in Note 4 of the notes to the financial statements, the Company will need to raise   additional capital.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Shell Creek, Heidi, Cheyenne, and Albert Creek properties are held under option agreements. Under these agreements the  Company must make various cash and stock payments and incur exploration expenditures by various deadlines.  Details of these  requirements are listed in the notes to the unaudited interim financial statements.

At the date of this report, subsequent to December 31, 2007, all cash payments on the options mentioned above were up to date and all  share payments have been made. All exploration expenditure commitments have also been met.

During the quarter, under the Shell Creek option, the final payment of 200,000 shares was issued. The Company now owns a 100%  interest in the Shell Creek property subject to a 2% net smelter royalty (NSR). Under the Heidi option agreement all commitments  were met subsequent to March 31, 2007. The Albert Creek, Antler Creek, Carswell and Redford properties have no further property  acquisition expenditure requirements, beyond the standard assessment exploration, to remain in good standing.

OUTSTANDING SHARE CAPITAL

At December 31, 2007, the Company had the following number of securities outstanding:

Securities	Number	Exercise Price	Expiry Date
			N/A
Common shares issued and outstanding	43,980,791	N/A
Share purchase warrants	8,820,928	$0.45-$0.70	24 April, 2008 to 19 June, 2009
Share purchase options	3,200,000	$0.35-$0.70	1 Feb, 2007 to 28 Sept 2009
Fully diluted share Capital	56,001,719	N/A	N/A

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 9 and comments included in the December 31, 2007 un-audited  interim financial statements. Additional details are as follows:

Logan Resources Ltd. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month supervision fee  for the evaluation, acquisition, maintenance and exploration of Logan’s mineral properties plus a per diem for supervision time spent  at the properties; and $5,000 per month management fees for general office administration services including financing, liaison with  professionals, continuous disclosure and general office functions.

International KRL Resources Corp. is a resource exploration company that has four common directors with Logan, including the  President of both companies, Seamus Young. Amounts owed by Logan of $78,296 represent amounts billed under a cost sharing

3

arrangement with the International KRL Resources Corp. for office space and administrative services. The Company paid this amount  in full subsequent to December 31, 2007.

EXPLORATION EXPENDITURES

The Company spent a total of $2,992,855 on exploration and acquisition of mineral properties in the period ending December 31,  2007, net of option payments received for the Turn River project, tax credit recoverable for the Shell Creek and Antler Creek  properties, and  expenditures written off for an abandoned properties, the May Creek and Englishman.

The focus of the work in the current period was on the Company’s Heidi and Shell Creek mineral properties located in the Yukon  where expenditures totaled $1,523,403 and $1,385,599, net of tax credit recoverable. Full details on exploration expenditures are  disclosed in Note 4 accompanying the unaudited interim financial statements. See the mineral property update below, for further  details of activities.

MINERAL INTERESTS UPDATE

ALBERT CREEK (British Columbia)

The Albert Creek property is located in the Laird Mining Division, in northern BC about 60 km west/southwest of Watson Lake,  Yukon. The regional geology is favorable for two kinds of deposits- sedimentary exhalative (Sedex) Zn-Pb-Ag and Polymetalic manto  Zn-Pb-Ag.

Earlier in 2007, the Company earned the remaining 25% interest in the Albert Creek property. To exercise this final stage of the  property option agreement, the Company issued a further 360,000 shares to the Optioners. Logan now holds 100% interest in the  Albert Creek property which has fifteen mineral claims subject to a 2% net smelter royalty (NSR). The Company has the right to  acquire 50% of the NSR by paying $1,000,000.

The Albert Creek claims are in good standing until 2010 and Logan Resources Ltd. is seeking a joint venture partnership for the  property.

ANTLER CREEK (British Columbia)

Logan has 100% interest in the Antler Creek project which is located in the historic Barkerville-Wells placer/lode camp in north  central BC. The project consists of 49 claims covering 1,600 hectares along strike from International Wayside’s Bonanza Gold Ledge  zone. Three creeks which transect the property have produced placer gold.

Logan Resources Ltd. is seeking a joint venture partnership for the Antler Creek property.

CHEYENNE (Yukon)

The Cheyenne Gold Project is 65 km east of Dawson City, 1.5 km east of the Dempster Highway,  and 30 km west of Logan’s Heidi  gold property in the Mayo Mining District, Yukon Territory. In December 2005 Logan entered into a property option agreement with  Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the property. For details on the option  agreement refer to Note 4 to financial statements. Logan staked 152 more claims around the initial property optioned from Ryan and  the Cheyenne gold project now consists of 364 mineral claims covering 7,430 hectares.

Logan plans to continue evaluating the Cheyenne property.

REDFORD (British Columbia)

The Redford Property is located 22km northeast of Ucluelet on Vancouver Island. The property is comprised of 25 claims covering  10,800 acres. The Company completed six diamond drill holes in 2004 on a principal target. Additional drilling is recommended on  this property to test for gold, silver, PGE, copper, and cobalt. Four types of mineralization are found on the property; gold in quartz  veins, copper-cobalt hosted in skarn deposits, copper-platinum-palladium hosted in Karmutsen volcanics, gold hosted epithermal  quartz veins associated with shear zones.

Logan Resources Ltd. is seeking a joint venture partnership for the Redford property.

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SHELL CREEK (Yukon)

The Shell Creek property is located 75 kilometres northwest of Dawson City, in the Dawson Mining District, in west-central Yukon  Territory. In January 2003 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a  100% interest, subject to a 2% NSR, in the Shell Creek Project. For details on the option agreement refer to Note 4 to financial  statements. The property comprised 628 mineral claims. During the last quarter, the Company staked an additional 28 claims. The  Shell Creek property now comprises 656 claims.

Shell Creek’s Diamond Drill Program

During the nine month period ended December 31, 2007, the Company commenced its 2007 diamond drill program designed to test  the property’s copper and gold targets. By the end of the season, the Company had drilled ten holes at Shell Creek. The drilling targeted  five main areas; the older basaltic volcanic package, the sedimentary/volcanic contact, the sedimentary package, banded iron formation, and  chloritic phyllite stratigraphy. No significant values were obtained from the drill holes, however Hole SCK 07- 06 intersected 0.17% copper  over 0.2m from 18.5m to 18.7m in chalcocite mineralized chloritic phyllite.

The Company also conducted mapping, prospecting, geophysical and geochemical surveys on the Shell Creek property. Initial results  of this year’s field work indicate the property has similarities to a redbed copper deposit model. The banded iron formation at Shell Creek  (traced for 8 km along strike) may represent a concentrated redbed sedimentary sequence. This may have important  implications for the  size and grade of the copper mineralization at the Shell Creek property.

HEIDI (Yukon)

The Heidi Property is located approximately 95 km east-northeast of Dawson, Yukon and approximately 30 km east of the Dempster  Highway. In April 2003 Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a  100% interest, subject to a 2% NSR, in the Heidi Project. For details on the option agreement refer to Note 4 of financial statements.  The property comprises 54 mineral claims covering 1,000 hectares. Logan staked an additional 166 claims, the property now  comprises 220 claims.

Heidi’s 2007 Diamond Drilling Program

In May, 2007, the Company started its 2007 diamond drill program designed to test coincident induced polarization, magnetic, and  gold geochemical anomalies identified in 2005. Logan completed 19 diamond drill holes on the Heidi property totaling 2,685.88  meters (8,812 feet).

Results of Heidi’s 2007 Diamond Drilling Program

Assay results for this diamond drill program showed the drill program intersected gold mineralization in 14 of the 19 holes drilled.  The mineralization is stratabound gold-bearing pyrite-arsenopyrite replacement zones in carbonate rich horizons and related quartz-  sulphide breccia veins within the sedimentary stratigraphy.

Gold assay results from nine of the more significant 2007 drill intersections:

HOLE NO.	FROM (M)	TO (M)	WIDTH (M)	Au g/t
HDI-07-06	81	83	2	1.02
and	85	86	1	0.99
HDI-07-07	119	122	3	1.51
HDI-07-09	68	69	1	0.95
HDI-07-10	169.47	170.38	0.91	1.10
HDI-07-11	56.4	57.3	0.9	1.24
and	195	197	2	0.60
and	243	244	1	1.40
HDI-07-13	142	143	1	1.09
HDI-07-14	38	42	4	0.68
HDI-07-16	104	105	1	1.23
and	167	168	1	1.39
HDI-07-17	90	92	2	0.67

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Eco Tech Laboratories Ltd. of Kamloops, B.C. analyzed the samples by ICP; gold was determined by fire assay.  Normal QA/QC  procedures were followed with assays of duplicates, standards and blanks. Eco Tech is an ISO 9001 accredited laboratory. Check  assays were also conducted by Acme Analytical Laboratories Ltd., an ISO 9001 Accredited Co.

The gold mineralization intersected were narrow zones in the northern portion of the buried intrusion associated with stratabound  silica alteration zones within the sedimentary country rocks above the intrusion.

Heidi’s 2007 Airborne Geophysical Survey

During  the  quarter  the  Company  completed  an  airborne  geophysical  survey  over  the  Heidi  property.  Airborne  magnetic  and  radiometric survey was flown over a total of 920 line km on the property between August 6 and August 27, 2007.

Interpretation of Heidi’s Airborne Magnetic and Radiometrics Survey

The interpretation of the airborne magnetic and radiometric surveys outlined a buried intrusion 6 km in diameter. The intrusion  appears to belong to the Cretaceous aged Tombstone Suite as evidenced by the composition of the high level dykes and/or sills  mapped on surface. The northern and southern portions of the intrusion lie approximately 150 m below surface, generally just beyond  the depth drilled and tested by the 2007 drill holes. Across the northern portion of the buried intrusion a variable higher grade  magnetic signature extends across a 1.5 km zone and appears to reflect sulphide feeder zones associated with an underlying  offshoot  of the intrusion or dykes. Pyrrhotite has been identified within the sulphide zones on the property.

CARSWELL DOME (Saskatchewan)

In 2005, the Company staked 2 claims on the Carswell Dome Formation, Athabasca Basin, Saskatchewan, covering an area of 7,552  hectares (18,661 acres). The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to  the agreement dated March 15, 2005, the Company granted ESO Uranium Corp. (ESO) the option to earn 50% interest in uranium  mineral claims. Refer to Note 4 of the financial statements for details on this option agreement.

Logan continues to negotiate terms of a joint venture with ESO.

TURN RIVER (Yukon)

In March 2007, the Company and International KRL Resources Corp. jointly acquired the Turn River Project by staking. The property  is located in the Cassiar Plateau, approximately 95 km northeast of Whitehorse in the Yukon Territory and has potential for uranium.  The two companies initially staked 2,220 claims, covering approximately 46,900 hectares. Each company has a 50% interest in the  property.

Last quarter, the Company and International KRL Resources Corp. staked an additional 1,307 claims prospective for nickel. The  massive uranium and nickel project now consists of 3,527 claims over twelve independent blocks covering approximately 74,287  hectares (183,567 acres).

Logan and International KRL Resources Corp. Optioned The Turn River Project To Longview Capital Partners

During the quarter, Logan and International KRL signed an agreement  with Longview Capital Partners Incorporated granting  Longview Capital Partners the option to earn a 50% interest in the Turn River project for CDN$15 million in staged exploration  expenditures over five years.

Longview Capital Partners has assigned its option to It’s Your Nickel Exploration Ltd., a private company partially owned by  Longview Capital.  If, as currently planned, It’s Your Nickel Exploration spends $2 million in year 1, $2 million in year 2, $3 million  in year 3 and $4 million in years 4 and 5 for a total of $15 million, then It’s Your Nickel Exploration will own 50% of the Turn River  Project and both International KRL Resources and Logan Resources would own 25% respectively.

ENGLISHMAN PROPERTY

In April 2007, Logan entered into an option agreement with 37999 Yukon Inc. of Whitehorse, Yukon Territory whereby the Company  was granted an option to earn a 100% interest, subject to a 2% NSR, in the Englishman property, a uranium mineral exploration  property. The property consists of 16 mineral claims covering 826 acres (334.5 hectares). It is located in the Watson Lake Mining

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District of the Yukon Territory, 160 km east of Whitehorse and 60 km northeast of Teslin (Refer to Note 4 to financial statement for  details on the property option agreement).

Englishman’s 2007 Airborne Geophysical Survey

During the period the Company completed an airborne geophysical survey over the Englishman property. Airborne magnetic and  radiometric survey was flown over a total of 79 line km on the property on September 6, 2007. The geophysical survey results not  encouraging as a result the Company terminated the option agreement and all the related expenditures were written off.

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FINANCIAL REPORTING UPDATE

Effective March 2006, all reporting issuers in Canada are subject to new disclosure requirements as per Multilateral Instrument 52-109  (“MI 52-109”). As a result of MI 52-109 the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have to certify  that they have designed internal controls over financial reporting to provide reasonable assurance over the reliability of financial  reporting and the preparation of external financial statements in compliance with GAAP. In addition, they are subject to a second  certification that they have ensured disclosure of changes in internal control that has had or may have a material effect on the  Company’s internal control.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures to ensure that information required to be disclosed by the Company is assembled  and communicated to management. The Company’s CEO and CFO have concluded, based on their evaluation at August 31, 2007, that  disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is  made known to them by others within the entity, except as noted below. The CEO and CFO certified that the Company’s disclosure  controls and procedures are effective to provide a reasonable level of assurance; however they are not able to conclude that the  disclosure controls and procedures are capable to prevent all frauds and errors.  Regardless of how well conceived or managed, a  control system is incapable of providing absolute assurance to prevent all errors and fraud, as only reasonable assurances that  objectives of a control system can be obtained.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be  designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the  preparation of financial statements for external purposes in accordance with Canadian GAAP. Management has assessed the design of  the Company’s internal control over financial reporting at December 31, 2007 and has certified that the controls over financial  reporting are effective.

In designing the internal controls Management has identified a material weakness outlined below:

1.

Due to the limited number of staff, it is not feasible to attain segregation of incompatible duties.

The weakness in the Company’s internal controls over financial reporting allow for a greater likelihood that a material misstatement  would not be prevented or detected. Management and the Board of Directors mitigate the risk of material misstatement in financial  reporting by performing a detail review of monthly operational and financial reports. It is not possible to provide absolute assurance  that this risk can be eliminated.

RISKS AND UNCERTAINTIES

The Company’s financial success will, for the most part be dependent upon the discovery or acquisition of mineral resources and  mineral reserves, and the economic viability of developing its properties. The market price for minerals and/or metals is volatile and  cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of  mineral resources and mineral reserves involves many risks which even a combination of experience, knowledge and careful  evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The  users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other  disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities  commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements including but not limited to comments regarding the timing and content of  upcoming operation and exploration plans and business development plans. Forward-looking statements address future events and

8

conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated  in  such statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”,  “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.

Forward looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict  and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect,  our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are  not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties,  users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on  such forward-looking statements.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.loganresources.ca and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC  website: www.sec.gov

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LOGAN RESOURCES LTD.
Suite 1640 - 1066 WEST HASTINGS STREET
VANCOUVER
BRITISH COLUMBIA
V6E 3X1
TEL: (604) 689-0299
FAX: (604) 689-0288
TOLL FREE- CANADA: 1(877) 689-6130
TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.   DIRECTORS

Seamus Young, Vancouver, British Columbia
Peter F. Cummings, Delta, British Columbia
Judith T. Mazvihwa, Vancouver, British Columbia
F. Charles Vickers, Jr., Dallas, Texas

Clifford H. Frame, Toronto, Ontario

2.   OFFICERS

Seamus Young, President and CEO
Judith T. Mazvihwa, CFO

3.   REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP
Robson Court
1000-840 Howe Street
Vancouver, BC
V6Z 2M1

4.   AUDITORS

Manning Elliott, LLP Chartered Accountants
11th Floor

1050 West Pender Street
Vancouver, BC
V6E 3S7

5.   TRADE SYMBOL

LGR-V TSX-Venture
LGREF- PK (USA)

10

     Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Seamus Young, President and Chief Executive Officer of Logan Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Logan

Resources Ltd. (the issuer) for the period ending December 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 27, 2008

__”Seamus Young”______
Seamus Young
President and Chief Executive Officer

     Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Judith T. Mazvihwa, Chief Financial Officer of Logan Resources Ltd., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Logan Resources Ltd. (the issuer) for the period ending December 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: February 27, 2008

__”Judith T. Mazvihwa”______
Judith T. Mazvihwa
Chief Financial Officer